BLUE WOLF MONGOLIA HOLDINGS CORP.
Two Sound View Drive
Greenwich, Connecticut 06830

July 13, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:           Maryse Mills-Apenteng

Re:	Blue Wolf Mongolia Holdings Corp. Registration Statement on Form S-1 Filed April 8, 2011, as amended File No. 333-173419

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Wolf Mongolia Holdings Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, July 14, 2011, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/   Lee Kraus
Lee Kraus
Chief Executive Officer